SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                           PR Specialists, Inc.
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                             (Name of Issuer)

                      Common Stock, $0.001 Par Value
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                     (Title of Class of Securities)

                               693576 10 0
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                              (CUSIP Number)

                            David M. Bovi, Esquire
                       319 Clematis Street, Suite 804
                       West Palm Beach, Florida 33401
                               (561) 655-0665
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   (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Reporting Person)

                             August 31, 2002
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     (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4),
check the following box [   ].

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No.	693576 10 0
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

	             Elliot Bellen
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2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

     (a)
     (b)
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3)  SEC  Use  Only
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4)  Sources  of  Funds  (See  Instructions):     PF/OO
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:        1,016,076 (1)
Shares Bene-
ficially           (8)  Shared Voting Power            -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:   1,016,076 (1)
ing Person
With               (10) Shared Dispositive Power       -0-
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,016,076 (1)
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
----------------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):   6.52%
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14)  Type  of  Reporting  Person  (See  Instructions):   IN
----------------------------------------------------------------------

(1) Includes 993,876 shares of common stock which Rudolph Services Group, Inc., a Florida corporation beneficially owns, and 22,200 shares of common stock which A.D. Lloyd Management, Inc., a Florida corporation beneficially owns. Mr. Bellen is a controlling shareholder of Rudolph Services Group, Inc., and an officer, director, and controlling shareholder of A.D. Lloyd Management, Inc. See Items 2 and 3 herein for additional information with respect to this.

CUSIP No.    693576 10 0
----------------------------------------------------------------------
1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

             Rudolph Services Group, Inc., a Florida corporation
----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

     (a)
     (b)
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3)  SEC  Use  Only
----------------------------------------------------------------------
4)  Sources  of  Funds  (See  Instructions):     WC/OO
----------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------
6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       993,876 (1)
Shares Bene-
ficially           (8)  Shared Voting Power         -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  993,876 (1)
ing Person
With              (10) Shared Dispositive Power     -0-
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     993,876 (1)

----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
----------------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):   6.38%

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14)  Type  of  Reporting  Person  (See  Instructions):   CO

(1) Does not include 22,200 shares of common stock which A.D. Lloyd Management, Inc., a Florida corporation beneficially owns. Rudolph Services Group, Inc. disclaims beneficial ownership of these 22,200 shares. See Items 2 and 3 herein for additional information with respect to this.

         This Amendment No. 1, dated September 10, 2002, to Schedule 13D (this "Statement") is jointly filed pursuant to Rule 13d-1(f) by Elliot Bellen, an individual and Rudolph Services Group, Inc. ("Rudolph"), a Florida corporation (Mr. Bellen and Rudolph shall collectively be referred to as the "Reporting Persons"), and amends
Schedule 13D filed on behalf of the Reporting Persons, as previously filed with the Securities and Exchange Commission on May 9, 2002 (the "Schedule 13D"), relating to the common stock, $0.001 par value ("Common Stock") of PR Specialists, Inc. (the "Issuer").

     Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

Item 3.  Source and Amount of Funds or Other Consideration

	Over the past 60 days, the Reporting Persons:



A.	Sold, through Rudolph, 50,000 shares of Common Stock of the
        Issuer on July 31, 2002 to John Kevorkian pursuant to a private sale transaction at a price of $0.001 per share.

B.	Acquired, through Rudolph, 88,775 shares of Common Stock of
        the Issuer on July 31, 2002 pursuant to a private purchase option transaction from Bryan Eggers and Joel Arberman at a price of $0.10 per share.

C.	Engaged in the following open market transactions, through
        A.D. Lloyd Management, Inc., over the past 60 days:

       Date        Transaction      Amount            Price Per Share
       --------------------------------------------------------------
        7/24/02    Sold             300 shares           1.05
        8/01/02    Sold           1,400 shares           0.65
        8/06/02    Sold           5,000 shares           0.51
        8/27/02    Sold           1,700 shares           0.52


D. Obtained, through Rudolph, a revised option to acquire up to 306,120 shares of common stock from Bryan Eggers at the purchase price of $0.10 per share, and 165,306 shares of common stock from Joel Arberman at the purchase price of $0.10 per share, all pursuant to the following schedule:

_______________________________________________________________________
No. of shares   Exercise Period    No. of shares of    Exercise Period
of Bryan            From-To        Joel Arberman's         From-To
Eggers'                             common stock
common stock                        under option
under option
_______________________________________________________________________
61,224          8/1/02-10/31/02       27,551          8/1/02-10/31/02
61,224          10/1/02-12/15/02      27,551          9/1/02-11/30/02
61,224          12/1/02-1/15/03       27,551          10/1/02-12/15/02
61,224          1/1/03-2/15/03        27,551          12/1/02-1/15/03
61,224          2/1/03-3/15/03        27,551          1/1/03-2/15/03
                                      27,551          2/1/03-3/15/03
_______________________________________________________________________

The source of the funds to acquire the shares described in Item 3 were from the Reporting Person's working capital.

Item 5.  Interest in Securities of the Issuer

	As of September 10, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

	The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

	All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

Item 7. Material to be Filed as Exhibits.



A.	Joint Filing Agreement between Elliot Bellen and Rudolph
        Services Group, Inc. (Incorporated by reference to the
        Reporting Persons' Schedule 13D filed with the Securities
        and Exchange Commission on May 9, 2002);
B.	Stock Purchase Agreement - John Kevorkian;
C.	Revised Option Agreement - Bryan Eggers; and
D.	Revised Option Agreement - Joel Arberman

                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2002

Rudolph Services Group, Inc.


By:_/s/Patrick O'Keefe_______
   Patrick O'Keefe, President


__/s/Elliot Bellen___________
Elliot Bellen